SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2003

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

November 17 , 2003

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549

Re: Credicorp Ltd. - Report on Form 6-K

Dear Sirs:

On behalf of Credicorp Ltd. (the “Company”), I hereby notify you of the following Material Event on the Company’s Report on Form 6-K (the “Form 6-K”). The attached Material Event (“Hecho de Importancia”) are being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains a copy of the following:

Notice of Material Event, submitted to CONASEV and the “Bolsa de Valores de Lima” on November 13, 2003.

Please direct any questions or comments you may have regarding this filing to the undersigned at 156 Calle Centenario, La Molina, Lima - 12 Peru.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Credicorp Ltd.

Name: Guillermo Castillo
Title: Authorized Representative

November 13, 2003

Conasev
Lima

Dear Sirs:

In accordance with articles 10 and 28 of the Capital Markets Law and CONASEV resolution number 107-2002-EF/94.10, Credicorp Ltd. complies in notifying you of the following Material Event:

Today the Central Management of our company approved the consolidated financial statements for Credicorp and Subsidiaries as of September 30, 2003.

Sincerely,

Jose Hung
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2003

CREDICORP LTD.

By:	/S/ Guillermo Castillo
Guillermo Castillo Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.